November 20, 2019

John Parrett
Manager of Preferred Income Manager, LLC
Bridgewell Preferred Income, LP
2400 E. Colonial Dr., Suite 200
Orlando, FL 32801

       Re: Bridgewell Preferred Income, LP
           Post Qualification Amendment to Form 1-A
           Filed November 19, 2019
           File No. 024-10687

Dear Mr. Parrett:

      We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post Qualification Amendment to Form 1-A filed November 19, 2019

General

1. We note your response to prior comment 1. Please include the audited financial statements as of and for the years ended December 31, 2018 and 2017, and the related notes to the financial statements. Also include the interim financial statements as of and for the period ended June 30, 2019 and the related notes to the financial statements. Refer to paragraphs
       (c) and (b)(3)(B) and (b)(4) of Part F/S of Form 1-A. Although you have filed Form 1-K and Form 1-SA with this disclosure, incorporation by reference in Part F/S of Form 1-A is not permitted. Refer to General Instruction III(c) of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 John Parrett
Bridgewell Preferred Income, LP
November 20, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-
3713 with any questions.



                                                          Sincerely,
FirstName LastNameJohn Parrett
                                                          Division of
Corporation Finance
Comapany NameBridgewell Preferred Income, LP
                                                          Office of Real Estate
& Construction
November 20, 2019 Page 2
cc:       Kevin Kim
FirstName LastName